UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                                AMENDMENT #3

                 Under the Securities Exchange Act of 1934


                                Caneum, Inc.
                              (Name of Issuer)


                       Common Stock, par value $.001
                      Options to Purchase Common Stock
                     Warrants to Purchase Common Stock
                       (Title of Class of Securities)


                                137515 10 2
                               (CUSIP Number)


                               Alan Knitowski
                          170 Newport Center Drive
                                 Suite 220
                         Newport Beach, CA   92660
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             September 29, 2006
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of paragraphs 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. [ ]

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CUSIP No.  137515 10 2

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Alan Knitowski

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) _____
     (b)   X

3.   SEC Use Only

4.   Source of Funds (See Instructions) PF and OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship                   United States

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power           850,000(1)
     8.   Shared Voting Power       1,226,756(2)
     9.   Sole Dispositive Power      850,000(1)
     10.  Shared Dispositive Power  1,226,756(2)
          (1)  These shares represent shares underlying options.
          Mr. Knitowski was granted a total of 1,000,000 options on August 14, 2003, that vested based upon performance of the Issuer. As of June 30, 2005, all of these options were available for exercise.
          Mr. Knitowski has exercised 275,000 of these options.  On
          September 29, 2006, Mr. Knitowski was granted 125,000 options that vest one-sixth (1/6th) of the total options granted at the end of each quarter beginning with the quarter ending December 31, 2006, and immediately in the event of a Corporate Transaction, as defined in the 2002 Stock Option/Stock Issuance Plan of the Issuer. All of the shares obtainable upon exercise of the options are being reported.
          (2) Of these shares, 1,060,089 are held in a family trust of which Mr. Knitowski and his wife are trustees, and 166,667 represent shares underlying warrants held by the family trust that are currently exercisable.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,076,756 shares   Calculated as if all options were available for
                        exercise.

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     26.4%   Calculated as if all options were available for exercise.

14.  Type of Reporting Person (See Instructions)

     IN

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CUSIP No.  137515 10 2

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     The Knitowski Family Trust UDT dated 8/3/00

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) _____
     (b)   X

3.   SEC Use Only

4.   Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Place of Organization              California

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power               -0-
     8.   Shared Voting Power       1,226,756(1)
     9.   Sole Dispositive Power          -0-
     10.  Shared Dispositive Power  1,226,756(1)

          (1) These shares are held in the name of the Reporting Person which is a family trust. Alan Knitowski and his wife are the trustees of this trust and have voting control of the shares.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,226,756

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     17.5%

14.  Type of Reporting Person (See Instructions)

     OO (family trust)

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Item 1.  Security and Issuer

     Common stock, par value $.001
     Caneum, Inc., a Nevada corporation
     170 Newport Center Drive
     Suite 220
     Newport Beach, CA   92660

Item 2.    Identity and Background

     (a)  Alan Knitowski
     (b)  170 Newport Center Drive
          Suite 220
          Newport Beach, CA   92660
     (c)  Chairman of Caneum, Inc.
          170 Newport Center Drive
          Suite 220
          Newport Beach, CA   92660
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  United States


     (a)  The Knitowski Family Trust UDT dated 8/3/00
     (b)  170 Newport Center Drive
          Suite 220
          Newport Beach, CA   92660
     (c)  Not Applicable
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  California


Item 3.  Source and Amount of Funds or Other Consideration

     Mr. Knitowski acquired 225,000 shares of common stock for accepting appointment as a director of the Issuer for a total price of $225 using his personal funds. He also purchased 500,000 shares, and received 166,667 warrants, for an aggregate purchase price of $350,000 in three private offerings by the Issuer using his personal funds. He received 90,089 shares as annual bonuses pursuant to his employment agreement with the Issuer. Except for 30,000 shares gifted by Mr. Knitowski, the remaining shares were subsequently issued into the name of the family trust. Mr. Knitowski was granted 1,000,000 options for performance that vested on a quarterly basis. Mr. Knitowksi exercised 275,000 of these options for a price of $151,250 using his personal funds which were issued into the name of the family trust. Mr. Knitowski was granted an additional 125,000 options for agreeing to amend his employment agreement with the Issuer.

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Item 4.    Purpose of Transaction

     The shares of common stock were issued to Mr. Knitowski as an investment in the Issuer and for performance by Mr. Knitowski. The options were granted as compensation for performance by Mr. Knitowski. Other than additional issuances of stock and granting of options for performance per his employment agreement, the Reporting Persons have no present plan or proposal which would relate to or would result in any of the events listed below:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer

     (a) Together the Reporting Persons beneficially own a total of 2,076,756 shares representing 26.4%.
     (b) Mr. Knitowski has sole voting and dispositive power over 850,000 shares which represent shares underlying options. Mr. Knitowski and the family trust share voting and dispositive power over 1,060,089 shares and 166,667 shares which represent shares underlying warrants.
     (c)  On September 29, 2006, the Company granted 125,000 options to
          Mr. Knitowski. The 10 year options were granted for the extension of his employment agreement and are exercisable at $.70 per share.
     (d)  Wife, Kelly D. Knitowski, is also a trustee of the family trust.
     (e)  Not applicable

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Item 6.   Contracts, Arrangements, Understandings or Relationships with
          Respect to Securities of the Issuer

     Not Applicable

Item 7.   Material to Be Filed as Exhibits

     None

                                  Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 19, 2006                 Date:  October 19, 2006

/s/ Alan Knitowski                      /s/ Alan Knitowski, Trustee
Alan Knitowski                          Alan Knitowski/Trustee
The Knitowski Family Trust




         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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